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SEC FILE NUMBER

CUSIP NUMBER
725848-10-5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 25, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Pizza Inn, Inc.

Full Name of Registrant

Former Name if Applicable

3551 Plano Parkway

Address of Principal Executive Office (Street and Number)
The Colony, Texas 75056

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Form 10-K for the period ended June 25, 2006 (the “subject report”) could not be filed within the prescribed time period without unreasonable effort or expense because the Company entered into an agreement on September 24, 2006 to settle litigation with the Company’s former president and chief executive officer and currently is reviewing the accounting impact of the settlement agreement with its independent registered public accounting firm and revising the Form 10-K to reflect this event and the accounting impact of the settlement agreement.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Clinton J. Coleman	(469)	384-5000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company anticipates that significant changes in results of operations for the fiscal year ended June 25, 2006 as compared to the prior fiscal year will be reflected by the earnings statements to be included in the subject report, including (i) an expense accrual of $2.8 million for future payments to settle litigation with the Company’s former president and chief executive officer pursuant to a settlement agreement dated September 24, 2006 (ii) impairments of long-lived assets of $1.4 million primarily attributable to underperforming Company-owned restaurants, (iii) a 10% reduction in food and supply sales primarily due to reduced franchised restaurant count and lower cheese prices, (iv) a 7% reduction in franchise revenue primarily due to reduced franchised restaurant count, (v) an increase in stock compensation expense of $341,000, (vi) an increase in provision for bad debt of $271,000 primarily attributable one franchisee that no longer operates any franchised restaurants, (vii) an increase in legal fees of $160,000, and (ix) a gain of $147,000 on the sale of land. As a result of the changes listed above and other factors the Company expects to have a pre-tax loss of approximately $7.0 million for the fiscal year ended June 25, 2006 as compared to pre-tax income of $0.4 million for the prior fiscal year. The Company had $8.0 million of total debt and $0.2 million of cash as of June 25, 2006.
This Notification of Late filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Company’s financial results for the fiscal year ended June 25, 2006. These statements are based on management’s current expectations and involve a number of risks and uncertainties, including risks and uncertainties relating to our ability to prepare and complete our financial statements for the fiscal year ended June 25, 2006 and other risks described in our filings with the Securities and Exchange Commission. The Company’s actual results may differ materially from the Company’s anticipated or expected results and the results in the forward-looking statements.

Pizza Inn, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 26, 2006	By:	/s/ Timothy P. Taft
	Name:	Timothy P. Taft
	Title:	President and Chief Executive Officer